Exhibit 99.1

Niu Technologies Announces Third Quarter 2021 Financial Results

-- Third Quarter Total Volume of e-scooter sales up 58.3% year over year

-- Third Quarter Revenues of RMB 1,226.4 million, up 37.1% year over year

-- Third Quarter Net Income of RMB 91.7 million, compared with RMB 80.0 million in the same period of last year

BEIJING, China, November 22, 2021 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the third quarter 2021.

Third Quarter 2021 Financial Highlights

•	Revenues were RMB 1,226.4 million, an increase of 37.1% year over year
•	Gross margin was 20.0%, compared with 20.9% in the third quarter of last year
•	Net income was RMB 91.7 million, an increase of 14.6% compared with RMB 80.0 million in the third quarter of last year
•	Adjusted net income (non-GAAP)[1] was RMB 102.2 million, an increase of 12.9% compared with RMB 90.6 million in the third quarter of last year

Third Quarter 2021 Operating Highlights

•	The number of e-scooters sold reached 397,079, up 58.3% year over year
•	The number of e-scooters sold in China reached 392,112, up 59.9% year over year
•	The number of e-scooters sold in the international markets was 4,967, down 11.2% year over year
•	The number of franchised stores in China was 2,686 as of September 30, 2021, an increase of 320 from June 30, 2021
•	International sales network expanded to 41 distributors covering 49 countries

Dr. Yan Li, Chief Executive Officer of the Company, commented: “We delivered a strong quarter with China sales volume up by 59.9% amid weaker economic conditions. Our expansion strategy in product offerings and retail coverage combined with targeted marketing and promotional activities continued to be effective in driving sales volume growth and increasing our market share. Our cost optimization initiatives have shown positive results since September and we expect to benefit more in the future quarters. The widened product portfolio and channel coverage also laid a strong foundation for our growth in Q4 and 2022.”

1 Adjusted net income/loss (non-GAAP) is defined as net income/loss excluding share-based compensation expense

Dr. Li continued, “The decrease of sales volume in the international markets was mainly caused by the impact of COVID-19 during the third quarter and the ongoing difficulties in international shipping, which we expect to improve in Q4. In Q3, we successfully launched our kick-scooter KQi3 in the international markets and received orders for more than 15,000 units during the third quarter. In September, we started to deliver kick-scooters to the international markets and there will be more deliveries in the fourth quarter. Furthermore, we will be debuting five exciting new products at EICMA 2021, in Milan just for the global markets, including our most powerful 125cc electric moped, the MQiGT-EVO, our first 150cc hybrid moped, the YQi, our upgraded e-bike BQi and two additional KQi series kick scooters, demonstrating our continued commitment in global sustainable micro-mobility markets. With these new products, we are very excited about the growth prospects of our business for the global markets and look forward to continued growth.”

Third Quarter 2021 Financial Results

Revenues were RMB 1,226.4 million, an increase of 37.1% year over year, due to 58.3% higher sales volume, partially offset by decreased revenues per e-scooter of 13.4%. The following table shows the revenues breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2021 Q3	2020 Q3	% change YoY
E-scooter sales from China market	1,077.3	740.8	+45.4%
E-scooter sales from international markets	43.2	59.6	-27.5%
E-scooter sales, sub-total	1,120.5	800.4	+40.0%
Accessories, spare parts and services	105.9	94.1	+12.6%
Total	1,226.4	894.5	+37.1%

Revenues per e-scooter (in RMB)	2021 Q3	2020 Q3	% change YoY
E-scooter sales from China market[2]	2,748	3,020	-9.0%
E-scooter sales from international markets[2]	8,693	10,647	-18.4%
E-scooter sales	2,822	3,190	-11.5%
Accessories, spare parts and services[3]	267	375	-28.8%
Revenues per e-scooter	3,089	3,565	-13.4%

▪	E-scooter sales revenues from China market were RMB 1,077.3 million, an increase of 45.4%, and represented 96.1% of total e-scooter revenues. The increase was mainly driven by retail network expansion and new product launches in China.
▪	E-scooter sales revenues from international markets were RMB 43.2 million, a decrease of 27.5%, and represented 3.9% of total e-scooter revenues. The decrease was mainly due to the impact of COVID-19 and the ongoing difficulties in international shipping.
▪	Accessories, spare parts sales and services revenues were RMB 105.9 million, an increase of 12.6% and represented 8.6% of total revenues. The increase was mainly driven by higher e-scooter sales volume in China.
▪	The decrease of revenues per e-scooter was mainly due to change in product mix.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Cost of revenues was RMB 981.2 million, an increase of 38.7% year over year, mainly due to higher e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 2,471, down 12.4% from RMB 2,819 in the third quarter 2020 mainly due to change in product mix.

Gross margin was 20.0%, compared with 20.9% in the same period of 2020. The decrease was mainly due to weaker international sales.

Operating expenses were RMB 153.2 million, an increase of 42.8% from the same period of 2020. Operating expenses as a percentage of revenues was 12.5%, compared with 12.0% in the third quarter of 2020.

▪	Selling and marketing expenses were RMB 89.8 million (including RMB 3.3 million of share-based compensation), an increase of 76.7% from RMB 50.8 million in the third quarter of 2020. The increase was mainly due to the increase in advertising and promotion expense of RMB 24.6 million, the increase in depreciation and amortization expense of RMB 10.5 million as a result of opening of new franchised stores, and the increase in staff cost of RMB 6.8 million. Selling and marketing expenses as a percentage of revenues was 7.3% compared with 5.7% in the third quarter of 2020.
▪	Research and development expenses were RMB 33.7 million (including RMB 4.2 million of share-based compensation), an increase of 16.7% from RMB 28.9 million in the third quarter of 2020, mainly due to the increase in staff cost of RMB 4.8 million and the increase in share-based compensation expenses of RMB 1.2 million, partially offset by the decrease in design expense and material expenditure of RMB 1.6 million. Research and development expenses as a percentage of revenues was 2.8%, compared with 3.2% in the third quarter of 2020.
▪	General and administrative expenses were RMB 29.6 million (including RMB 2.8 million of share-based compensation), an increase of 7.6% from RMB 27.5 million in the third quarter of 2020, mainly due to the increase in professional fee of RMB 2.4 million and the increase in staff cost of RMB 1.5 million, partially offset by the decrease in share-based compensation expenses of RMB 1.8 million. General and administrative expenses as a percentage of revenues was 2.4%, compared with 3.1% in the third quarter of 2020.

Operating expenses excluding share-based compensation were RMB 142.9 million, increased by 47.5% year over year, and represented 11.7% of revenues, compared with 10.8% in the third quarter of 2020.

▪	Selling and marketing expenses excluding share-based compensation were RMB 86.5 million, an increase of 80.1% year over year, and represented 7.1% of revenues, compared with 5.4% in the third quarter of 2020.
▪	Research and development expenses excluding share-based compensation were RMB 29.5 million, an increase of 14.0% year over year, and represented 2.4% of revenues, compared with 2.9% in the third quarter of 2020.
▪	General and administrative expenses excluding share-based compensation were RMB 26.8 million, an increase of 17.1% year over year, and represented 2.2% of revenues, compared with 2.6% in the third quarter of 2020.

Government grants were RMB 10.6 million, increased by RMB 9.5 million from the same period of 2020.

Share-based compensation was RMB 10.5 million, compared with RMB 10.6 million in the same period of 2020.

Income tax expense was RMB 17.0 million, an increase of RMB 11.9 million from the same period of 2020.

Net income was RMB 91.7 million, compared with RMB 80.0 million in the third quarter of 2020. The net income margin was 7.5%, compared with 8.9% in the same period of 2020.

Adjusted net income (non-GAAP) was RMB 102.2 million, compared with RMB 90.6 million in the third quarter of 2020. The adjusted net income margin4 was 8.3%, compared with 10.1% in the same period of 2020.

Basic and diluted net income per ADS were RMB 1.19 (US$ 0.18) and RMB 1.15 (US$ 0.18), respectively.

Balance Sheet

As of September 30, 2021, the Company had cash, term deposits and short-term investments of RMB 1,552.6 million in aggregate. The Company had restricted cash of RMB 147.5 million and short-term bank borrowings of RMB 140.0 million.

Business Outlook

NIU expects revenues of the fourth quarter 2021 to be in the range of RMB 840 million to RMB 910 million, representing a year-over-year increase of 25% to 35%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change in light of uncertainties and situations related to how COVID-19 develops.

4 Adjusted net income/loss margin is defined as adjusted net income/loss (non-GAAP) as a percentage of the revenues

Conference Call

The Company will host an earnings conference call on Monday, November 22, 2021 at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong Time) to discuss its third quarter 2021 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Event:	Niu Technologies Third Quarter 2021 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/1922118
Conference ID:	1922118

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

A replay of the conference call can be accessed by phone two hours later at the following numbers until November 30, 2021.

United States	+1-855-452-5696
International	+61-281-990-299
Hong Kong	800-963-117
Mainland China	400-602-2065
Conference ID	2198233

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a product portfolio consisting of eight series, four e-scooter series, including NQi, MQi and UQi with smart functions and Gova, two urban commuter electric motorcycles series RQi and TQi, a performance bicycle series, NIU Aero, and a kick-scooter series, KQi. Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income and adjusted net income margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income is defined as net income excluding share-based compensation expenses. Adjusted net income margin is defined as adjusted net income as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.4434 to US$ 1.00, the exchange rate in effect as of September 30, 2021, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

Jason Yang

Investor Relations Manager

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash	227,004,137	293,949,109	45,620,186
Term deposits-current	130,498,000	175,105,800	27,175,994
Restricted cash	168,469,077	147,512,195	22,893,534
Short-term investments	745,608,877	1,063,580,320	165,065,077
Accounts receivable, net	101,320,063	63,806,419	9,902,601
Inventories	142,166,179	304,363,682	47,236,503
Prepayments and other current assets	32,832,088	52,482,982	8,145,231
Total current assets	1,547,898,421	2,100,800,507	326,039,126

Non-current assets
Term deposits-non-current	-	20,000,000	3,103,951
Property, plant and equipment, net	199,045,061	366,446,253	56,871,567
Intangible assets, net	5,607,101	4,173,937	647,785
Operating lease right-of-use assets, net	-	97,087,733	15,067,780
Land use rights, net	48,835,120	-	-
Deferred income tax assets	14,593,376	12,615,297	1,957,863
Other non-current assets	30,830,304	2,282,018	354,164
Total non-current assets	298,910,962	502,605,238	78,003,110

Total assets	1,846,809,383	2,603,405,745	404,042,236

LIABILITIES
Current liabilities
Short-term bank borrowings	180,000,000	140,000,000	21,727,659
Notes payable	-	101,410,228	15,738,621
Accounts payable	395,826,435	794,735,291	123,340,983
Income taxes payable	14,555,094	11,158,916	1,731,837
Advances from customers	40,062,189	48,822,633	7,577,154
Deferred revenue-current	21,155,634	30,298,439	4,702,244
Accrued expenses and other current liabilities	171,657,604	215,884,609	33,504,766
Total current liabilities	823,256,956	1,342,310,116	208,323,264

Deferred revenue-non-current	4,176,458	9,708,660	1,506,760
Deferred income tax liabilities	1,109,479	1,934,518	300,232
Operating lease liabilities-non-current	-	17,154,448	2,662,329
Other non-current liabilities	24,892,246	21,670,969	3,363,281
Total non-current liabilities	30,178,183	50,468,595	7,832,602

Total liabilities	853,435,139	1,392,778,711	216,155,866

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	87,300	89,019	13,816
Class B ordinary shares	11,202	10,316	1,601
Additional paid-in capital	1,801,940,071	1,842,866,291	286,008,364
Accumulated other comprehensive loss	(43,016,027)	(44,863,957)	(6,962,777)
Accumulated deficit	(765,648,302)	(587,474,635)	(91,174,634)
Total shareholders’ equity	993,374,244	1,210,627,034	187,886,370

Total liabilities and shareholders’ equity	1,846,809,383	2,603,405,745	404,042,236

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues	894,464,268	1,226,396,601	190,333,768	1,772,339,186	2,718,478,176	421,901,198
Cost of revenues(a)	(707,360,744)	(981,194,347)	(152,278,975)	(1,382,236,093)	(2,128,206,848)	(330,292,524)
Gross profit	187,103,524	245,202,254	38,054,793	390,103,093	590,271,328	91,608,674

Operating expenses:
Selling and marketing expenses(a)	(50,837,916)	(89,848,749)	(13,944,307)	(140,614,281)	(232,240,624)	(36,043,180)
Research and development expenses(a)	(28,899,391)	(33,738,673)	(5,236,160)	(75,611,663)	(90,195,590)	(13,998,136)
General and administrative expenses(a)	(27,520,025)	(29,618,276)	(4,596,684)	(74,779,905)	(98,117,499)	(15,227,597)
Total operating expenses	(107,257,332)	(153,205,698)	(23,777,151)	(291,005,849)	(420,553,713)	(65,268,913)
Government grants	1,110,121	10,600,000	1,645,094	9,202,371	32,456,842	5,037,223
Operating income	80,956,313	102,596,556	15,922,736	108,299,615	202,174,457	31,376,984

Interest expense	(1,860,930)	(1,527,066)	(236,997)	(5,609,889)	(4,901,414)	(760,688)
Interest income	1,705,239	990,553	153,731	7,073,118	3,837,418	595,558
Investment income	4,312,634	6,669,406	1,035,076	8,208,884	14,840,405	2,303,195
Income before income taxes	85,113,256	108,729,449	16,874,546	117,971,728	215,950,866	33,515,049
Income tax expense	(5,106,812)	(17,017,065)	(2,641,007)	(7,514,361)	(37,777,199)	(5,862,929)
Net income	80,006,444	91,712,384	14,233,539	110,457,367	178,173,667	27,652,120

Other comprehensive income (loss)
Foreign currency translation adjustment	(21,210,855)	1,728,517	268,262	(14,663,948)	(2,576,512)	(399,868)
Unrealized gain (loss) on available for sale securities, net	1,033,589	(369,258)	(57,308)	2,199,260	728,582	113,074
Comprehensive income	59,829,178	93,071,643	14,444,493	97,992,679	176,325,737	27,365,326
Net income per ordinary share
—Basic	0.53	0.60	0.09	0.73	1.16	0.18
—Diluted	0.50	0.57	0.09	0.71	1.11	0.17
Net income per ADS
—Basic	1.06	1.19	0.18	1.47	2.32	0.36
—Diluted	1.01	1.15	0.18	1.41	2.22	0.34
Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income per ordinary share
—Basic	151,421,638	153,933,264	153,933,264	150,478,559	153,431,962	153,431,962
—Diluted	158,776,078	159,943,770	159,943,770	156,297,293	160,327,408	160,327,408
Weighted average number of ADS outstanding used in computing net income per ADS
—Basic	75,710,819	76,966,632	76,966,632	75,239,280	76,715,981	76,715,981
—Diluted	79,388,039	79,971,885	79,971,885	78,148,647	80,163,704	80,163,704

Note:

(a) Includes share-based compensation expense as follows:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	192,396	223,427	34,675	479,900	589,929	91,556
Selling and marketing expenses	2,782,878	3,310,173	513,731	7,273,878	9,319,492	1,446,362
Research and development expenses	2,986,491	4,190,424	650,344	8,068,468	12,475,887	1,936,227
General and administrative expenses	4,595,381	2,771,071	430,063	13,397,158	12,294,489	1,908,075
Total share-based compensation expense	10,557,146	10,495,095	1,628,813	29,219,404	34,679,797	5,382,220

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net Income	80,006,444	91,712,384	14,233,539	110,457,367	178,173,667	27,652,120
Add:
Share-based compensation expense	10,557,146	10,495,095	1,628,813	29,219,404	34,679,797	5,382,220
Adjusted net income	90,563,590	102,207,479	15,862,352	139,676,771	212,853,464	33,034,340